UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39600

EQONEX LIMITED

(Interim Judicial Managers Appointed)

(Translation of registrant’s name into English)

c/o Quantuma (Singapore) Pte Ltd

137 Amoy Street, 02-03 Far East Square

049965

Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Receipt of Delisting Notice from Nasdaq

Singapore – March 2, 2023: As announced on July 26, 2022, EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”) (Interim Judicial Managers Appointed) received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) on July 21, 2022 that the Company was not in compliance with Listing Rule 5550(a)(2) as the bid price of the Company’s listed securities had closed at less than US$1.00 per share over the last 30 consecutive business days from June 7, 2022 to July 20, 2022. In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until January 17, 2023, to regain compliance with Listing Rule 5550(a)(2).

On November 21, 2022, the Company received a written notice from Nasdaq that, because the Company had filed a voluntary application with the High Court of the Republic Singapore to place the Company under (a) judicial management pursuant to section 91 of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore (the “IRDA”) (the “JM Application”), and (b) interim judicial management pursuant to section 92 of the IRDA pending the determination of the JM Application, and in accordance with Listing Rules 5101, 5110(b) and IM-5101-1, the staff of Nasdaq’s Listing Qualifications department (the “Staff”) has determined that the Company’s securities will be delisted from Nasdaq.

The Company’s securities were suspended at the open of business on November 30, 2022 and moved to the over-the-counter market.

On December 19, 2022, the Company received another notice from Nasdaq that for the past 13 consecutive trading days, the closing bid price of the Company’s ordinary shares has been below $0.10. Accordingly, pursuant to Listing Rule 5810(c)(3)(A)(iii), this matter serves as an additional basis for delisting the Company’s securities from Nasdaq.

On February 27, 2023, the Company received a notice from Nasdaq that Nasdaq intends to announce its decision to delist the ordinary shares of the Company on March 1, 2023 and file a Form 25 Notification of Delisting with the Securities Exchange Commission to complete the delisting.

The delisting is expected to become effective ten days after the Form 25 is filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited (Interim Judicial Managers Appointed)

Date: March 2, 2023	By:	/s/ Luke Anthony Furler
	Name:	Luke Anthony Furler
	Title:	Joint and Several Interim Judicial Manager